SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                    FORM 6-K



                        Report of Foreign Private Issuer
                      Pursuant to Rule 13a-16 or 15d-16 of
                       the Securities Exchange Act of 1934



                                   May 2, 2002



                           Telewest Communications plc
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                 (Translation of Registrant's Name into English)

  Genesis Business Park, Albert Drive, Woking, Surrey, United Kingdom, GU21 5RW
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                    (Address of Principal Executive Offices)



Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

         Form 20-F      X                                     Form 40-F _______
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Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

         Yes________                                          No      X
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If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-
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                                  EXHIBIT INDEX
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   Exhibit                            Description
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     99.1 Press Release, dated May 2, 2002, issued by Telewest relating to results for the first quarter ended March 31, 2002